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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING MAR 1 6 2015 WASH. D.C. 201 SECTION

SEC FILE NUMBER
8- 45236

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HLH Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2755 Albatross Drive
                              (No. and Street)

Costa Mesa   CA   92626
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Howard Hull   714 546-6256
                                                    (Area Code – Telephone Number)

OFFICIAL USE ONLY

FIRM I.D. NO.

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
                    (Name – if individual, state last, first, middle name)

3832 Shannon Road   Los Angeles   CA   90027
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)


Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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OATH OR AFFIRMATION

I, Howard Hull _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

HLH Securities, Inc. _____, as

of December 31 _____, 20<u>14</u>, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

None _____

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT   **CIVIL CODE § 1189**

State of California)
County of _Orange_)

On _March 9, 2015_ before me, _Carley Harmon, Notary Public_ ,
     Date   *Here Insert Name and Title of the Officer*

personally appeared _Howard Hull_
                                      Name(s) of Signer(s)

_____ ,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

CARLEY HARMON
Commission # 2084236
Notary Public - California
Orange County
My Comm. Expires Oct 28, 2018

Signature _Carley Harmon_
                  Signature of Notary Public

Place Notary Seal Above

─────────────────────── *OPTIONAL* ───────────────────────
Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: _Annual Audited Report_ Document Date: _01/01/14 – 12/31/14_
Number of Pages: _12_ Signer(s) Other Than Named Above: _N/A_

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____
☐ Corporate Officer — Title(s): _____
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: _____
Signer Is Representing: _____

Signer's Name: _____
☐ Corporate Officer — Title(s): _____
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: _____
Signer Is Representing: _____

ASSETS

Checking	$	1,423	
Money market		10,526	$ 11,949
Due from stockholder			5,000
Total Assets			$ 16,949

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Due to stockholder		$ 561
Total Liabilities		561

Stockholder's Equity

Common stock ($0 par value, 10,000,000 shares authorized, 10,000 shares issued and outstanding)	$	-	
Paid-in capital		23,000	
Retained Earnings (Deficit)		(6,612)	
Total Stockholder's Equity			16,388
Total Liabilities and Stockholder's Equity			$ 16,949


HLH Securities, Inc.
Statement of Income (Loss)
For The Year Ended December 31, 2014


Revenue

Consulting income	$	2,357
Reimbursed expenses		10,650
Interest income		6
Total Revenue		13,013

Operating Expenses

Commission expense	2,251
Dues and subscriptions	1,150
Professional services	8,875
Regulatory fees	3,736
All others	827
Total Operating Expenses	16,839

Net income (loss) before tax provision	(3,826)
Income tax provision	-
Net Income (Loss)	$ (3,826)

HLH Securities, Inc.
Statement of Changes In Stockholder's Equity
For The Year Ended December 31, 2014

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance December 31, 2013	10,000	$ -	$ 19,000	$ (2,786)	$ 16,214
Contributions			6,000		6,000
Net Income (Loss)				(3,826)	(3,826)
Distributions			(2,000)		(2,000)
Balance December 31, 2014	**10,000**	$ -	$ **23,000**	$ **(6,612)**	$ **16,388**

HLH Securities, Inc.
Statement of Changes in Financial Condition
For The Year Ended December 31, 2014

Cash Flows from Operating Activities

Net income (loss)	$	(3,826)
Adjustments to reconcile net assets to net cash provided by operating activities:		
Increase (Decrease) in bank overdraft		(198)
Increase (decrease) in accrued expenses		(108)
Net cash flows from operating activities		(4,132)

Cash Flows from Investing Activities

Cash Flows from Financing Activities

Borrowings from shareholder		561
Contributions		6,000
Distributions		(2,000)
Net cash flows from financing activities		4,561
Net increase (decrease) in cash		429
Cash at beginning of year		11,520
Cash at December 31, 2014	$	**11,949**

Supplemental Information

Interest paid	$	-
Income taxes paid	$	-

Note 1 – Organization and Nature of Business

HLH Securities, Inc. (the "Company") was incorporated in the State of California on August 29, 1988. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:
- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Private placements of securities

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of HLH Securities, Inc..

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. During 2014, revenues were generated primarily from one customer.

Provision for Income Taxes - The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code wherein the Company's taxable federal income is taxed directly to the shareholder. The Company merged out of California reporting requirements.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2011 to the present, generally for three years after they are filed.

Note 2 – Significant Accounting Policies (continued)

Statement of Changes in Financial Condition - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014.

Fair Value Measurements on a Recurring Basis
As of December 31, 2014

	Level 1	Level 2	Level 3	Total
Cash	$11,949	$ -	$ -	$ 11,949

Note 4 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $11,388 which was $6,388 in excess of its required net capital of $5,000. The Company's net capital ratio was .05 to 1.

Note 5 - Income Taxes

As discussed in the Note 2 - Significant Accounting Policies the Company is not subject to California taxes.

Note 6 – Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 8 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending December 31, 2014 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 9 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2014 through March 5, 2015, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

HLH Securities, Inc.
Schedule I - Computation of Net Capital Requirement
December 31, 2014

Computation of Net Capital
    Total ownership equity from statement of financial condition $ 16,388
    Nonallowable assets
        Due from stockholder   (5,000)
        Net Capital $ 11,388

Computation of Net Captial Requirements
    Minimum net aggregate indebtedness
        6-2/3 % of net aggregate indebtedness $ 37

    Minimum dollar net capital required $ 5,000

    Net Capital required (greater of above amounts) $ 5,000
        Excess Capital $ 6,388

Excess net capital at 1000% (net capital less 10% of $ 11,332
    aggregate indebtedness)

Computation of Aggregate Indebtedness
    Total liabilities $ 561

    Aggregate Indebtedness to net capital   0.05

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation $ 11,388
Variance

Net Capital per Audited Report $ 11,388

HLH Securities, Inc.
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
as of December 31, 2014

A computation of reserve requirement is not applicable to HLH Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

HLH Securities, Inc.
Schedule III – Information Relating to Possession or Control
Requirements Under Rule 15c3-3
as of December 31, 2014

Information relating to possession or control requirements is not applicable to HLH Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).